VIA EDGAR AND OVERNIGHT MAIL

January 16, 2009

Mr. John L. Krug
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0610
100 F Street, NE
Washington, DC  20549

Re:           Aeolus Pharmaceuticals, Inc.
Preliminary Proxy Statement filed January 13, 2009
File Number 000-50481

Dear Mr. Krug:

The following comments are in response to your letter dated January 15, 2009 to Aeolus Pharmaceuticals, Inc. (“Aeolus” or the “Company”) concerning the above-referenced filing.

Staff Comment

Proposal No. 2:  Approval of an amendment to our amended and restated certificate of incorporation to increase the authorized number of shares of our common stock

Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares.

Aeolus Response:

We have filed an amended preliminary proxy statement on January 16, 2009 which adds the following sentence after the first sentence of the fifth paragraph under the heading of “Proposal No. 2”:

“In addition, there are no plans, commitments, arrangements, understanding or agreements, either oral or written, regarding the issuance of common stock subsequent to the requested increase in the number of available authorized shares.”

For your convenience, we have enclosed a redline copy of the preliminary proxy statement filed on January 16, 2009 compared to the preliminary proxy statement filed on January 13, 2009.

*  *  *  *  *

The Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael P. McManus

Michael P. McManus
Chief Financial Officer, Treasurer and Secretary

cc:           Jeffrey T. Hartlin, Paul, Hastings, Janofsky & Walker LLP